EXHIBIT 23

The Partners
Duke Realty Limited Partnership:

We consent to incorporation by reference in the registration statements No. 333-100571 on Form S-3 of Duke Realty Limited Partnership of our report dated January 29, 2003, relating to the consolidated balance sheets of Duke Realty Limited Partnership and Subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2002, and the related financial statement schedule III, which report appears in the December 31, 2002 annual report on Form 10-K of Duke Realty Limited Partnership.

KPMG LLP
Indianapolis, Indiana
March 25, 2003